United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD Sets Up Joint Venture to Produce Coke in China

Rio de Janeiro, July 13, 2004 – Companhia Vale do Rio Doce (CVRD), the largest diversified mining company of the Americas, informs that it signed an agreement with Yankuang Group Co., Ltd. (Yankuang), one of the main Chinese coal producers, and Itochu Corporation (Itochu), one of the leading Japanese trading companies, to incorporate the joint venture Shandong Yankuang International Coking Co. Ltd. (JV), that will produce metallurgical coke in China.

The alliance among the three companies will enjoy the expertise in marketing, trading and project finance of CVRD and Itochu, and the mineral resources, technology and physical infrastructure held by Yankuang.

The coke plant will be located in the Shandong Province, China, and will have an annual production capacity of two million tons of coke and 200,000 tons of methanol as a by product. The start up of the operations is expected for 2006. The JV will utilize the German Kaiserstuhl coke plant, which was bought by Yankuang and will be rebuilt in Shandong.

CVRD will invest approximately US$ 27 million, which represents 25% of the JV’s equity interest. The total investment in the project is estimated to be US$ 275 million.

Yankuang will guarantee the steady supply of coal necessary to produce high quality metallurgical coke.

At the same time, CVRD and Yankuang signed an agreement for the development of the Zhaolou project, a coking coal mine also located in the Shandong Province, with estimated production capacity of three million tons of coking coal per year. CVRD’s equity stake in this project, which is under a feasibility study, will also be 25%.

CVRD will have the right to off-take a percentage of the coke and coal production, equal to its equity stake in both projects, and expects to export these quantities to Brazil, a net importer of the aforementioned raw materials for the steel industry. In addition, CVRD will have an exclusive marketing right for the sale of the JV’s coke to the Brazilian market.

The Company’s investment in both projects is subject to some precedent conditions, among which is the obtainment of required approvals from the Chinese Government, which includes the license to export coke.

The agreements signed represent CVRD’s first direct investment in China, and mark the Company’s entrance into the coke business, which complements CVRD ´s product portfolio for the steel industry, currently composed of iron ore, pellets, manganese ore and ferro-alloys.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer